Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

August 22, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia S.A., Tarjeta Naranja S.A. (“Tarjeta Naranja”), has authorized the entrance by Tarjeta Naranja into a license agreement (the “License Agreement”) with Cobranzas Regionales S.A. (“Cobranzas Regionales”), a subsidiary of Tarjeta Naranja, to provide Cobranzas Regionales with the right to use Tarjeta Naranja’s “N Cuenta” trademark.

The License Agreement will allow Cobranzas Regionales´ customers to use a digital platform enabling such customers to make payments, money transfers and certain other authorized transactions. Tarjeta Naranja has a commercial interest in entering into the License Agreement, including by linking its commercial trademark with such new digital technology and other products and participating in the digital venue.

The agreement will have a five-year term from its execution by the parties.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com